United States securities and exchange commission logo





                              October 27, 2021

       Fred W. Cooper
       Chief Executive Officer
       KwikClick, Inc.
       585 West 500 South Suite 130
       Bountiful, Utah 84010

                                                        Re: KwikClick, Inc.
                                                            Registration
Statement on Form 10-12G
                                                            Filed September 30,
2021
                                                            File No. 000-56349

       Dear Mr. Cooper:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Registration Statement on Form 10-12G

       Business, page 8

   1. Please disclose that the company has not yet generated revenue, has a net loss of $182,609 for the year ended
December 31, 2020, and that there is substantial doubt about the company's ability to
continue as a going concern.
       Software Licensing and Exclusivity Agreement, page 11

   2. We note that in connection with your Software Licensing and Exclusivity Agreement with
                                                        New Age Inc., NewAge,
Inc. will permanently transfer ownership of its entity named
                                                        ARIIX Trading
(Shanghai) Co., Ltd. to Kwikclick for Kwikclick   s exclusive use. Please
                                                        describe in more detail
the terms of this transfer and how it will be accounted for. Tell us the current status of
the transfer. Please provide a brief summary of common ownership interest in ARIIX and
Kwikclick. That is, clarify whether the entities are under common control.
 Fred W. Cooper
FirstName
KwikClick,LastNameFred W. Cooper
           Inc.
Comapany
October 27,NameKwikClick,
            2021          Inc.
October
Page 2 27, 2021 Page 2
FirstName LastName
3. Revise to include a discussion of this transaction in your subsequent events footnote disclosures in accordance with ASC 855-10-50-2. In addition, please clarify the amount of consideration Kwikclick will be receiving in addition to the monthly $50,000 base license fee. Disclose the significant terms of recognizing license fees above the base amount.
4. Please disclose the termination provisions of the Software Licensing and Exclusivity
         Agreement with NewAge. In this regard, we note that the agreement permits NewAge to terminate the agreement at any time if it is not satisfied with the function or performance of the software.
5.       We note that Item 6.2 of your Software Licensing and Exclusivity
Agreement with
         NewAge includes the transfer of ARIIX Trading (Shanghai) Co., Ltd ("ARIIX") to
         Kwikclick. Please revise your disclosure to provide a discussion of the operations of ARIIX and the status of any approvals required by the transfer by the PRC. In addition, include a discussion regarding whether you expect a material amount of revenue to be derived from China and the estimated value of ARIIX. Finally, include disclosure regarding whether Mr. Cooper will have a controlling interest in ARIIX upon completion of the transfer.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Liquidity and Capital Resources, page 41

6. Please disclose the minimum funding required to remain in business for at least the next
         12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item
         303(a)(1) and (2) of Regulation S-K.
Management, page 45

7. Please provide clear disclosure regarding the business experience of each of your executive officer and directors during the past five years, including in each case their principal occupation and employment, the dates they served in those roles and the name and business of any corporation or other organization in which such occupation and employment was carried on, as required by Item 401(e)(1) of Regulation S-K.
Employment Agreements, page 48

8. Please revise to include a discussion of the employment agreement with Matthew
         Williams filed as exhibit 10.2.
Certain Relationships and Related Transactions, page 49

9. We note your disclosure that "Mr. Cooper has significant connections at and is able to have significant influence over NewAge." Please revise to provide additional detail regarding the level of control Mr. Cooper has at NewAge and provide additional context
 Fred W. Cooper
KwikClick, Inc.
October 27, 2021
Page 3
      regarding the significant influence he holds.
CONSOLIDATED BALANCE SHEETS, page F-3

10. Please clarify why the stockholder's equity balances presented in the unaudited balance sheet as of December 31, 2020 do not agree to the amounts presented in the audited balance sheet.
NOTE 1. GENERAL ORGANIZATION AND BUSINESS, page F-7

11. You disclose that the historical financial statements are presented under predecessor entity reporting wherein the prior historical information consists solely of
KwikClick, LLC   s
      results of operations and cash flows beginning from February 20, 2020 (the date of inception) through June 30, 2020. Please tell us in more detail how you concluded that
      KwikClick, LLC is the predecessor of the Company. Clarify why you do not present financial statements of KwikClick, LLC for the period that it was deemed a predecessor.
      That is, the predecessor generally will have financial statements for the year ending
      December 31, 2019 and for the period January 1, 2020 to February 19, 2020. Please advise.
NOTE 7. Subsequent Events, page F-12

12. Please revise to disclose the date through which you evaluated subsequent events. Refer to
      ASC 855-10-50-1(a). Similar revisions apply to your year-end disclosures.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff
Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNameFred W. Cooper
                                                            Division of
Corporation Finance
Comapany NameKwikClick, Inc.
                                                            Office of
Technology
October 27, 2021 Page 3
cc:       David S. Hunt
FirstName LastName